FAIRBORNE ENERGY TRUST

SUPPL

06013684

May 15, 2006

SEC MAIL PROCESSING
RECEIVED
MAY 23 2006
WASH. D.C. 160 SECTION

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

Marci Morton

Marci Morton
Executive Assistant & Office Manager

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

dlw 5/24

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

FAIRBORNE
ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.13 CASH DISTRIBUTION FOR JUNE 15, 2006 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

May 15, 2006
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of May 2006. The distribution will be paid on June 15, 2006 to Unitholders of record on May 31, 2006. The ex-distribution date is May 29, 2006.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.08420 to 1.09293. This increase will be effective on May 15, 2006.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	April 30, 2006
Opening Exchange Ratio:	1.08420
Fairborne Energy Trust Distribution per Unit:	$0.13
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of April):	$16.15
Increase in Exchange Ratio (**):	0.00873
Effective Date of the Increase in Exchange Ratio:	May 15, 2006
Exchange Ratio as of the Effective Date:	1.09293

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations[redacted] anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reser[redacted] drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results th[redacted] debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking sta[redacted] subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general [redacted]

conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".